                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                                   AT&T CORP.
                     --------------------------------------
                                (NAME OF ISSUER)

1. Common Stock, par value $1.00 per share ("AT&T Common Stock").
2. Class A Liberty Media Group Common Stock, par value $1.00 per share ("Class A Liberty Media Group Common Stock").
3. Class B Liberty Media Group Common Stock, par value $1.00 per share ("Class B Liberty Media Group Common Stock").
                     --------------------------------------
                         (TITLE OF CLASS SECURITIES)

1. AT&T Common Stock:                                                  001957109
2. Class A Liberty Media Group Common Stock:                           001957208
3. Class B Liberty Media Group Common Stock:                           001957307
                     --------------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)

                                  March 9, 1999
                     --------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Exhibit Index on Page A-1

                                   CUSIP Nos.

AT&T Common Stock:                                                                                        001957109
Class A Liberty Media Group Common Stock:                                                                 001957208
Class B Liberty Media Group Common Stock:                                                                 001957307
-------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
-------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)     / /
                  (b)     /X/
-------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
-------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          OO
-------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
-------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization U.S.A.
-------------------------------------------------------------------------------------------------------------------
 Number of Shares 7) Sole Voting Power           AT&T Common Stock                                     5,074,431(1)
                                                 Class A Liberty Media Group Common Stock           8,599,584(1)(2)
   Beneficially                                  Class B Liberty Media Group Common Stock           5,814,948(1)(3)
                  -------------------------------------------------------------------------------------------------
  Owned by Each   8) Shared Voting Power         AT&T Common Stock                                    13,622,205(1)
                                                 Class A Liberty Media Group Common Stock          24,295,756(1)(2)
 Reporting Person                                Class B Liberty Media Group Common Stock          17,712,528(1)(3)
                  -------------------------------------------------------------------------------------------------
       With       9) Sole Dispositive Power      AT&T Common Stock                                       347,304(1)
                                                 Class A Liberty Media Group Common Stock             556,406(1)(2)
                                                 Class B Liberty Media Group Common Stock             406,924(1)(3)
-------------------------------------------------------------------------------------------------------------------
                  10) Shared Dispositive Power   AT&T Common Stock                                    18,349,332(1)
                                                 Class A Liberty Media Group Common Stock          32,338,934(1)(2)
                                                 Class B Liberty Media Group Common Stock          23,120,552(1)(3)
-------------------------------------------------------------------------------------------------------------------
                  11) Aggregate Amount Beneficially
                      Owned by Each Reporting Person
                                                 AT&T Common Stock                                    18,696,636(1)
                                                 Class A Liberty Media Group Common Stock          32,895,340(1)(2)
                                                 Class B Liberty Media Group Common Stock          23,527,476(1)(3)
-------------------------------------------------------------------------------------------------------------------
             12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          / /
-------------------------------------------------------------------------------------------------------------------
             13)  Percent of Class Represented by Amount in Row (11)
                  less than 1% of AT&T Common Stock
                  6.1% of Class A Liberty Media Group Common Stock
                  42.7% of Class B Liberty Media Group Common Stock

-------------------------------------------------------------------------------------------------------------------
             14)  Type of Reporting Person (See Instructions)    IN
-------------------------------------------------------------------------------------------------------------------

                  (1) These numbers are based on the conversion ratios as set forth in Item 4 below, assuming rounding up of all figures equal to or greater than 0.5 share after conversion.
                  (2) Class B Liberty Media Group Common Stock is convertible at any time on a one-for-one basis into Class A Liberty Media Group Common Stock. SEE Item 5 below. The numbers of shares of Class A Liberty Media Group Common Stock shown in rows 7 through 11 above assume that the shares of Class B Liberty Media Group Common Stock shown in rows 7 through 11 above have been converted into shares of Class A Liberty Media Group Common Stock.
                  (3) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

       The equity securities to which this Schedule 13D relates are as follows:

       1. Common Stock, par value $1.00 per share ("AT&T Common Stock");

       2. Class A Liberty Media Group Common Stock, par value $1.00 per share ("Class A Liberty Media Group Common Stock"); and

       3. Class B Liberty Media Group Common Stock, par value $1.00 per share ("Class B Liberty Media Group Common Stock," and together with the Class A Liberty Media Group Common Stock, the "Liberty Group Stock").

       The issuer of the AT&T Common Stock, the Class A Liberty Media Group Common Stock and the Class B Liberty Media Group Common Stock (collectively, the "Company Securities") is AT&T Corp. (the "Company" or "AT&T") whose principal executive offices are located at 32 Avenue of the Americas, New York, New York, 10013-2412.


ITEM 2.  IDENTITY AND BACKGROUND

       (a) This Schedule 13D is filed by Kim Magness. Kim Magness directly owns Company Securities. In addition, Kim Magness is the co-personal representative of the Estate of Bob Magness (the "Bob Magness Estate"), the manager and a member of each of Magness Securities, LLC ("Magness LLC") and Magness FT Investment Company LLC ("FT LLC"), and the president and sole director of the Kim Magness Family Foundation ("Kim Magness Foundation"). Each of the Bob Magness Estate, Magness LLC, FT LLC and Kim Magness Foundation directly own Company Securities.

       (b) The business address of Kim Magness is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

       (c) Kim Magness is the co-personal representative of the Bob Magness Estate and the manager of each of Magness Securities, LLC and Magness FT Investment Company LLC, each with a principal address c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

       (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) The filing person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting the filing person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       (f) This filing person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On March 9, 1999, certain of the equity securities of Tele-Communications, Inc. ("TCI"), beneficially owned by Kim Magness (as more fully described in Item 5 hereof) were exchanged for equity securities of the Company as follows:


        TCI EQUITY SECURITY CLASS         NUMBER      EXCHANGED FOR AT&T EQUITY CLASS       NUMBER
        -------------------------         ------      -------------------------------       ------
Tele-Communications, Inc. Series B      21,874,613    AT&T Common Stock                    18,665,608
TCI Group Common Stock, par
value $1.00 per share ("Series B
TCI Group Common Stock")

Tele-Communications, Inc. Series A       9,345,364    Class A Liberty Media Group           9,345,364
Liberty Media Group Common                            Common Stock
Stock, par value $1.00 per share
("TCI Series A Liberty Media
Group Common Stock")

Tele-Communications, Inc. Series B      14,044,522    Class B Liberty Media Group          14,044,522
Liberty Media Group Common                            Common Stock
Stock, par value $1.00 per share
("TCI Series B Liberty Media
Group Common Stock")

Tele-Communications, Inc. Series B      18,236,450    Class B Liberty Media Group           9,482,954
TCI Ventures Group Common                             Common Stock
Stock, par value $1.00 per share
("TCI Series B Ventures Group
Common Stock")



       In addition, options to purchase 50,000 shares of Series A TCI Group Common Stock and 28,125 shares of TCI Series A Liberty Media Group Common Stock were exchanged for options to purchase 38,785 shares of AT&T Common Stock and 28,125 shares of Class A Liberty Media Group Common Stock, respectively.

ITEM 4.  PURPOSE OF TRANSACTION

       AT&T MERGER

       On March 9, 1999, the Company acquired TCI in a merger (the "AT&T Merger") pursuant to the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998 (the "Merger Agreement"), among TCI, the Company and Italy Merger Corp., a wholly-owned subsidiary of the Company, in which Italy Merger Corp. merged with and into TCI, and TCI thereby became a subsidiary of the Company. As a result of the AT&T Merger, (i) each share of Tele-Communications, Inc. Series A TCI Group Common Stock was converted into 0.7757 of a share of AT&T Common Stock, (ii) each share of Series B Stock TCI Group Common Stock was converted into 0.8533 of a share of AT&T Common Stock, (iii) each share of TCI Series A Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class A Liberty Media Group Common Stock, par value $1.00 per share (the "Class A Liberty Media Group Common Stock"), (iv) each share of TCI Series B Liberty Media Group Common Stock was converted into one share of a newly created class of AT&T common stock designated as the Class B Liberty Media Group Common Stock, par value $1.00 per share (the "Class B Liberty Media Group Common Stock"), (v) each share of Tele-Communications, Inc. Series A TCI Ventures Group Common Stock was converted into 0.52 of a share of Class A Liberty Media Group Common Stock, (vi) each share of TCI Series B Ventures Group Common Stock was converted into 0.52 of a share of Class B Liberty Media Group Common Stock,
(vii) each share of TCI's Convertible Preferred Stock, Series C-TCI Group was converted into 103.059502 shares of AT&T Common Stock, (viii) each share of TCI's Convertible Preferred Stock Series C-Liberty Media Group was converted into 56.25 shares of Class A Liberty Media Group Common Stock, (ix) each share of TCI's Redeemable Convertible TCI Group Preferred Stock, Series G was converted into 0.923083 shares of AT&T Common Stock and (x) each share of TCI's Redeemable Convertible Liberty Media Group Preferred Stock, Series H was converted into 0.590625 of a share of Class A Liberty Media Group Common Stock. Following the AT&T Merger, each share of TCI's Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock ("Class B Preferred Stock") continues to be outstanding as the Class B Preferred Stock with the same rights and preferences such stock had prior to the AT&T Merger.

       In general, the holders of shares of Class A Liberty Media Group Common Stock and the holders of shares of Class B Liberty Media Group Common Stock will vote together as a single class with the holders of shares of AT&T Common Stock on all matters presented to such stockholders (including the election of directors), with the holders being entitled to one-tenth (1/10th) of a vote for each share of Class A Liberty Media Group Common Stock held, 1 vote per share of Class B Liberty Media Group Common Stock held and 1 vote per share of AT&T Common Stock held. The holders of the shares of the Liberty Group Stock are entitled to vote together as a separate class with respect to the following matters:

(i) any amendment to the Certificate of Incorporation of AT&T (as amended, the "AT&T Charter") that would change the total number of authorized shares or par value of the Liberty Group Stock, or adversely change the rights of the Liberty Group Stock;

(ii) a Covered Disposition (as defined in the AT&T Charter), which generally includes a sale or transfer by AT&T of its equity interest in Liberty Media Corporation or Liberty Media Group LLC or a grant of a pledge or other security interest in the equity interest of AT&T in Liberty Media Corporation or Liberty Media Group LLC; or

(iii) any merger or similar transaction in which the Liberty Group Stock is converted, reclassified or changed into or otherwise exchanged for any consideration unless specified requirements are met that are generally intended to ensure that the rights of the holders are not materially altered and the composition of the holders is not changed.

       As a result of the AT&T Merger and the conversion of the equity securities of TCI (except for the Class B Preferred Stock), the filing person beneficially owns the Company Securities as set forth in Item 5 hereof.

       The foregoing descriptions of the AT&T Merger, the Merger Agreement, and the relationship between the AT&T Common Stock and the Liberty Group Stock are qualified in their entirety by reference to the Merger Agreement and the AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999, regarding the AT&T Merger, each of which is an exhibit to this Statement and is hereby incorporated by reference herein.

       The Liberty Group Stock is tracking stock which tracks the performance of the Liberty Media Group (as defined in the AT&T Charter), which include Liberty Media Corporation ("Liberty"). All of the equity interests in the Liberty Media Group are currently owned by AT&T; however, a majority of the members of the Board of Directors (the "Liberty Board") of Liberty are individuals elected by TCI prior to the AT&T Merger. Liberty has three classes of directors: one class elected for a term of one year; one class elected for a term of seven years; and one class elected for a term of 10 years. Each class of directors will have an equal number of members. Such directors may not be removed other than for "cause," and, in the event of the death or resignation of a director, the remaining directors of such class will choose a successor to fill the remaining term of such deceased or resigning director. Upon the expiration of the term of a class of Liberty directors, the stockholders of Liberty will be entitled to elect directors to fill such vacancy. Currently, all of the outstanding capital stock of Liberty is owned by Liberty Ventures Group LLC, which is an indirect wholly owned subsidiary of AT&T.

       As a result of the structure of the Liberty Board, the second and third classes of directors will constitute a majority of the Liberty Board until at least 2006. Under Delaware law, the business of a corporation is managed by its board of directors. As a result, although AT&T owns all of the equity interests in the Liberty Media Group and, initially, all of the common stock of Liberty, the incumbent directors of Liberty (and their successors) will be able to control most aspects of the day-to-day business of Liberty and its subsidiaries following the AT&T Merger.

       In the event the incumbent directors (or their designated successors) cease to constitute a majority of the Liberty Board, or Liberty Media Management LLC determines that, in its reasonable judgment, the incumbent Liberty directors (or successors) are likely to cease to constitute a majority of the Liberty Board, such event will constitute a "Triggering Event." Liberty Media Management LLC is a limited liability company, the equity interests of which are currently owned by Dr. John Malone ("Malone"). Upon the occurrence of a Triggering Event, subject to the terms and conditions of a contribution agreement entered into in connection with the AT&T among Liberty, Liberty Media Group LLC, Liberty Media Management LLC and Liberty Ventures Group LLC, all of the assets of Liberty and the Covered Entities (as defined in the AT&T Charter) will be contributed to Liberty Media Group LLC, substantially all of the equity interests of which are owned by AT&T, unless the Triggering Event is waived by Liberty Media Management LLC. However, Liberty Media Management LLC will own the remaining equity interests in Liberty Media Group LLC and will be the sole manager of Liberty Media Group LLC.

AGREEMENTS REGARDING COMPANY SECURITIES

       In connection with the AT&T Merger, the filing person, TCI and other parties amended certain agreements such parties entered into in 1998, which agreements governed the voting and disposition of their shares of equity securities of TCI. The agreements were originally executed in February 1998.

       The first such agreement (the "Malone Call Agreement") was entered into among TCI, Malone and Malone's wife (together with Malone, the "Malones"), under which the Malones granted to TCI the right to acquire the Malones' high-voting shares, then consisting of an aggregate of approximately 60 million shares of Series B TCI Group Common Stock, TCI Series B Liberty Media Group Common Stock and TCI Series B Ventures Group Common Stock (collectively, the "TCI Series B Shares"), upon Malone's death or upon a contemplated sale of the TCI Series B Shares (other than a minimal amount) to third persons. In either such event, TCI had the right to acquire the shares at a maximum price equal to the then relevant market price of shares of "low-voting" Series A TCI Group Common Stock, TCI Series A Liberty Media Group Common Stock and TCI Series A Ventures Group Common Stock (the "TCI Series A Stock") plus a ten percent premium in the case of the death of Malone or, in the case of a sale of such shares, at the lesser of the price offered for the shares or the market price of the TCI Series A Stock plus a ten percent premium. The Malones also agreed that if TCI were ever to be sold to another entity, then the maximum premium that the Malones would receive on their TCI Series B Shares would be no greater than a ten percent premium over the price paid for the relevant shares of TCI Series A Stock. TCI paid approximately $150 million to the Malones for agreeing to the terms of the Malone Call Agreement.

       The second agreement was also entered into in February 1998. In that month, the Estate of Betsy Magness Estate and the Bob Magness Estate, Kim Magness, Gary Magness and certain others (collectively, the "Magness Group") entered into a call agreement with TCI (on substantially the same terms as the Malone Call Agreement, including a call on the shares owned by the Magness Group upon Malone's death (the "Magness Call Agreement")), on the Magness Group's aggregate of approximately 49 million TCI Series B Shares. The Magness Group was paid $123,579,980 by TCI for entering into the Magness Call Agreement.

       The third agreement was entered into at the same time. In February 1998, the Magness Group entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Malones and TCI under which (i) the Magness Group and the Malones agree to consult with each other in connection with matters to be brought to the vote of TCI's shareholders, subject to the proviso that if they cannot mutually agree on how to vote the shares, Malone would have an irrevocable proxy to vote the TCI Series B Shares owned by the Magness Group,
(ii) the Magness Group could designate a nominee for the Board and Malone agreed to vote his TCI Series B Shares for such nominee and (iii) certain "tag-along rights" were created in favor of the Magness Group with respect to any sale by the Malones of TCI Series B Shares and certain "drag-along rights" were created in favor of the Malones with respect to the sale of all or substantially all of the TCI Series B Shares beneficially owned by Malone or of the business or assets of TCI, pursuant to which the Magness Group would consent to such sale and, if the sale is of the TCI Series B Shares, the Magness Group would either convert their TCI Series B Shares to the respective TCI Series A Shares of TCI or sell their TCI Series B Shares pursuant to the terms of such sale.

       In March 1999, the Magness Group (now including FT LLC, Magness LLC, The Kim Magness Family Foundation and The Gary Magness Family Foundation), the Malones, TCI, Liberty Ventures Group LLC and Liberty Media Corporation entered into letter agreements to amend the terms of the Malone Call Agreement ("The Malone Letter Agreement"), the Magness Call Agreement (the "Magness Letter Agreement") and the Stockholders' Agreement (the "Stockholders' Letter Agreement"). Pursuant to the Stockholders' Letter Agreement, the parties thereto agreed to assign TCI's rights and obligations under the Stockholders' Agreement first to Liberty Ventures Group LLC and then to Liberty Media Corporation ("Liberty"). In addition, the Stockholders' Letter Agreement amends the Stockholders' Agreement so that the irrevocable proxy to vote shares held by the Magness Group now relates to the Class B Liberty Media Group Common Stock of AT&T or any super voting class of equity securities issued by Liberty held by the Magness Group. The "tag-along rights" and "drag-along rights" of the Stockholders' Agreement now relate to the Malones' and the Magness Group's Class B Liberty Media Group Common Stock or any super voting class of equity securities issued by Liberty and held by the Malones and the Magness Group. Finally, the agreement concerning voting of Malone's shares for the Magness Group Representative (as defined in the Stockholders' Agreement) for the Board of Directors will relate to the Board of Directors of Liberty if Liberty has a class of equity securities registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended.

       Pursuant to the Magness Letter Agreement and the Malone Letter Agreement, the parties agreed to assign TCI's rights and obligations under both agreements to Liberty. The call right under both agreements is now a right on the part of Liberty to purchase the AT&T Class B Liberty Media Group Common Stock upon the following events: (i) a proposed sale by the holder of AT&T Class B Liberty Group Common stock (other than a minimal amount) or (ii) the death of Malone. This right may be exercised for a maximum price equal to the then relevant market price of "low-voting" AT&T Class A Liberty Media Group Common Stock plus a ten percent premium in the case of the death of Malone or, in the case of a sale of such shares, at the lesser of the price offered for the shares or the market price of the AT&T Class A Liberty Media Group Common Stock plus a ten percent premium. Upon a change in control of AT&T, the maximum premium that the Magness Group or Malones could agree to receive on their AT&T Class B Liberty Media Group Common Stock would be no greater than a ten percent premium over the price paid for the AT&T Class A Liberty Media Group Common Stock.

       The filing person has no present plan or proposal that relates to or would result in:

       (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the personal representative intends to sell or otherwise dispose of the Company Securities (i) as may be required to pay the expenses of administration and other liabilities of the Bob Magness Estate, including the Bob Magness Estate tax liabilities, (ii) as may be required of the personal representative in fulfillment of his fiduciary duties to the Bob Magness Estate, and (iii) as may be required to effect the distribution of the assets of the Bob Magness Estate to the beneficiaries of the Bob Magness Estate;

       (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

       (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

       (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

       (e) any material change in the present capitalization or dividend policy of the Company;

       (f) any other material change in the Company's business or corporate structure;

       (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

       (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

       (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                       AMOUNT AND NATURE OF             PERCENT OF
    TITLE OF CLASS                     BENEFICIAL OWNERSHIP           CLASS POWER(1)
    --------------                     --------------------           --------------
    AT&T Common Stock                  18,696,636(2)(3)(4)(5)(6)(8)      less than 1%
    Class A Liberty Media Group        32,895,340(2)(3)(4)(5)(7)(8)              6.1%
    Common Stock
    Class B Liberty Media Group        23,527,476(2)(3)(5)(8)                   42.7%
    Common Stock

(1) Based on 2,970,483,565 shares of AT&T Common Stock, 536,024,016 shares of Class A Liberty Media Group Common Stock, and 55,072,794 shares of Class B Liberty Media Group Common Stock outstanding on March 9, 1999, in each case after elimination of shares then held by the Company and its majority owned subsidiaries. The Company provided these outstanding share numbers. Such outstanding share numbers represent the pro forma number of shares to be outstanding assuming issuance of all shares issuable in the AT&T Merger.

(2) Class B Liberty Media Group Common Stock is convertible at any time on a one-for-one basis into Class A Liberty Media Group Common Stock. The numbers of shares of Class A Liberty Media Group Common Stock shown in this Item 5 assume that the shares of Class B Liberty Media Group Common Stock have been fully converted into shares of Class A Liberty Media Group Common Stock.

       Each share of AT&T Common Stock and Class B Liberty Media Group Common Stock is entitled to 1 vote per share and each share of Class A Liberty Media Group Common Stock is entitled to one-tenth of one vote per share. Holders of AT&T Common Stock vote with Class A Liberty Media Group Common Stock and Class B Liberty Media Group Common Stock, and with and certain classes/series of the Company preferred stock, if any, on the election of directors. Accordingly, when these series and classes are aggregated, Kim Magness may be deemed to currently beneficially own voting equity securities representing approximately (i) 1.5% of the voting power with respect to a general election of directors of the Company and (ii) 24.7% of the voting power of the Liberty Group Stock when voting as a separate class. SEE Item 4 above.

(3) Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' share information: (i) 13,622,205 shares of AT&T Common Stock, (ii) 24,295,756 shares of Class A Liberty Media Group Common Stock and (iii) 17,712,528 shares of Class B Liberty Media Group Common Stock. The foregoing share numbers assume the conversion in full of all shares of Class B Liberty Media Group Common Stock into shares of Class A Liberty Media Group Common Stock. SEE footnote 1 to this Item 5(a) for an explanation of the convertibility of the Class B Liberty Media Group Common Stock into shares of Class A Liberty Media Group Common Stock.

(4) Pursuant to the TCI's Director Stock Option Plan, Kim Magness was granted options to acquire 50,000 shares of Series A TCI Group Common Stock and 28,125 shares of TCI Series A Liberty Media Group Common Stock. Such options are exercisable in annual increments of 20% beginning 11/16/95. Pursuant to the AT&T Merger on March 9, 1999, the options to acquire the Series A TCI Common Stock and the TCI Series A Liberty Media Group Common Stock were assumed by the Company and converted into options to purchase the Company's AT&T Common Stock and Class A Liberty Media Group Common Stock, respectively. Accordingly, Kim Magness possesses options to acquire 38,785 shares of AT&T Common Stock and 28,125 shares of Class A Liberty Media Group Common Stock, of which options to acquire 31,028 and 22,500 shares, respectively, are currently exercisable. No additional options are exercisable within the next 60 days.

(5) Kim Magness is the manager and a holder of a 50% membership interest in Magness LLC. Accordingly, the following shares beneficially owned by Magness LLC are reflected in full in Kim Magness' share information: (i) 4,727,127 shares of AT&T Common Stock, (ii) 7,782,180 shares of Class A Liberty Media Group Common Stock, and (iii) 5,408,024 shares of Class B Liberty Media Group Common Stock. The foregoing share numbers assume the conversion in full of all shares of Class B Liberty Media Group Common Stock into shares of Class A Liberty Media Group Common Stock. SEE footnote 1 to this Item 5(a) for an explanation of the convertibility of the Class B Liberty Media Group Common Stock into shares of Class A Liberty Media Group Common Stock.

(6) Kim Magness is the president and sole director of the Kim Magness Foundation. Accordingly, the 25,599 shares of AT&T Common Stock beneficially owned by the Kim Magness Foundation are reflected in full in Kim Magness' share information.

(7) Kim Magness is the manager and a holder of a 50% membership interest in FT LLC. Accordingly, the 260,998 shares of Class A Liberty Media Group Common Stock beneficially owned by FT LLC are reflected in full in Kim Magness' share information.

(8) These numbers are based on the conversion ratios as set forth in Item 4 above, assuming rounding up of all figures equal to or greater than 0.5 share after conversion.

       (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                          Sole Voting        Shared Voting
                                  Class of Security         Power(1)           Power(1)(2)
                                  -----------------         -----            -----
              AT&T Common Stock                             5,074,431           13,622,205
              Class A Liberty Media Group Common Stock      8,599,584           24,295,756
              Class B Liberty Media Group Common Stock      5,814,948           17,712,528

                                                              Sole               Shared
                                                          Dispositive         Dispositive
                                  Class of Security         Power(1)         Power (1)(2)(3)
                                  -----------------         -----            -----
              AT&T Common Stock                               347,304           18,349,332
              Class A Liberty Media Group Common Stock        556,406           32,338,934
              Class B Liberty Media Group Common Stock        406,924           23,120,552

              (1) These numbers are based on the conversion ratios as set forth in Item 4 above, assuming rounding up of all figures equal to or greater than 0.5 share after conversion.

              (2) As a co-personal representative of the Bob Magness Estate, Kim Magness shares both voting and dispositive power over the shares held by the Bob Magness Estate with its co-personal representative. Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate.

              (3) Pursuant to oral agreements with Gary Magness, Kim Magness shares dispositive power over the shares held by Magness LLC and FT LLC with Gary Magness. See Item 6 below.

       (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

       (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

       (e)    Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Kim Magness, as the manager of each of Magness LLC and FT LLC, has sole power to vote and shared power to dispose of the securities directly held by each of Magness LLC and FT LLC. Pursuant to oral agreements between Kim Magness and Gary Magness, Kim Magness may dispose of Magness LLC's or FT LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by either Magness LLC or FT LLC. Therefore, Kim Magness possesses the sole power to vote the 4,727,127 shares of AT&T Common Stock, 2,374,156 shares of Class A Liberty Media Group Common Stock, and 5,408,024 shares of Class B Liberty Media Group Common Stock held directly by Magness LLC, and 260,998 shares of Class A Liberty Media Group Common Stock held directly by FT LLC. Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 4,727,127 shares of AT&T Common Stock, 2,374,156 shares of Class A Liberty Media Group Common Stock, and 5,408,024 shares of Class B Liberty Media Group Common Stock held directly by Magness LLC, and 260,998 shares of Class A Liberty Media Group Common Stock held directly by FT LLC.

       TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation are parties to the Stockholders' Letter Agreement; TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation are parties to the Magness Letter Agreement; TCI, the Malones and the Magness Group are parties to the Stockholders' Agreement; and, TCI and the Magness Group are parties to the Magness Call Agreement, all as described in Item 4 above.

       The Stockholders' Agreement, the Magness Call Agreement, the Stockholders' Letter Agreement and the Magness Letter Agreement are attached to this Statement as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99.1. Stockholders' Agreement dated as of February 9, 1998, among TCI, the Malones and the Magness Group (the "Stockholders' Agreement") (incorporated by reference to Exhibit 99.1 to Kim Magness' Amendment 3 to Schedule 13D in respect to TCI with a statement date of January 5, 1998)

99.2. Call Agreement dated as of February 9, 1998, between TCI and the Magness Group (the "Magness Call Agreement") (incorporated by reference to Exhibit 99.2 to Kim Magness' Amendment 3 to Schedule 13D in respect to TCI with a statement date of January 5, 1998)

99.3.         Letter Agreement to Amend the Stockholders' Agreement dated as of
              March 5,

              1999, among TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.4. Letter Agreement to Amend the Magness Call Agreement dated as of March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.5. Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration Statement")

99.6 AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 7, 1999





/s/ Kim Magness
-------------------------------------------
Kim Magness

                                INDEX OF EXHIBITS

99.1. Stockholders' Agreement dated as of February 9, 1998, among TCI, the Malones and the Magness Group (the "Stockholders' Agreement") (incorporated by reference to Exhibit 99.1 to Kim Magness' Amendment 3 to Schedule 13D in respect to TCI with a statement date of January 5, 1998)

99.2. Call Agreement dated as of February 9, 1998, between TCI and the Magness Group (the "Magness Call Agreement") (incorporated by reference to Exhibit 99.2 to Kim Magness' Amendment 3 to Schedule 13D in respect to TCI with a statement date of January 5, 1998)

99.3. Letter Agreement to Amend the Stockholders' Agreement dated as of March 5, 1999, among TCI, the Malones, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.4. Letter Agreement to Amend the Magness Call Agreement dated as of March 5, 1999 among TCI, the Magness Group, Liberty Ventures Group LLC and Liberty Media Corporation

99.5. Agreement and Plan of Restructuring and Merger dated as of June 23, 1998 among the Company, Italy Merger Corp. and TCI incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on From S-4 of AT&T (File No. 333-70279), filed January 8, 1999 (the "AT&T Registration Statement")

99.6 AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement)


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